LADENBURG THALMANN & CO, INC.
520 Madison Avenue
9th Floor
New York, New York 10022

April 27, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NeXt Innovation Corp. (f/k/a NeXt BDC Capital Corp.)
Shares of Common Stock
Registration No.: 333-171578

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of NeXt Innovation Corp. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on April 28, 2011, or as soon thereafter as practicable.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Managing Director